SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL’s 2007 Pre-Delivery Payment (PDP) Loan Facility
Named South America Aircraft Debt Deal of the Year
by Jane’s Transport Finance

São Paulo, December 7, 2007 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazil’s low-cost airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A., announces that GOL Transportes Aereos S.A.’s 2007 committed aircraft pre-delivery payment (PDP) loan facility was named the South America Aircraft Debt Deal of the Year by Jane's Transport Finance.

The completed loan facility totaled US$310 million for all 21 Boeing 737-800 Next Generation aircraft to be delivered in 2008 and 2009. The facility, a clubbed financing which comprises eight banks, was led by Calyon and Citigroup. “We’re pleased with the support these world-class financial institutions provided to us, ensuring additional financial flexibility to continue lowering our operating costs and better serving the demand for safe, high quality transportation service in Brazil and South America,” says Richard Lark, GOL’s Chief Financial Officer.

Now in its 8th year, Jane's Transport Finance Awards recognize financiers, bankers and lawyers working within the transport finance industry. Judged by a panel of leading experts and the Jane's Transport Finance editorial board, the awards are presented annually to leaders in the aviation, legal, shipping, rail and road industries. Each winner is judged on a specific deal which demonstrates how their finance house or bank has shown particular innovation and skill in securing finance for transportation assets.

“GOL has distinguished itself by accessing funding from the top tier of aircraft finance banks. This is no mean feat, especially in an industry reeling from high fuel costs. The inclusion of these banks is a testament to GOL's strong and savvy management team and an equally strong business plan. GOL looks positioned to remain a major player in the future,” says Jim Smith, editor, Jane's Transport Finance.

“We are proud that our PDP loan facility was named the South America Aircraft Debt Deal of the Year and we remain focused on expanding our fleet through smart financial decisions that keep our costs low and give us greater flexibility,” adds Lark.

U.K.-based Jane's Transport Finance is a bi-monthly magazine providing finance intelligence, including pricing, structure, arrangers and lenders for debt deals.

About GOL Linhas Aéreas Inteligentes S.A.
GOL Linhas Aéreas Inteligentes S.A. is the parent company of low-cost airlines GOL Transportes Aéreos S.A. (“GTA”, which operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, which operates the VARIG brand). GTA and VRG offer daily flights to more destinations in Brazil than any other domestic airline, while providing customers with the most convenient flight schedules in the country. The airlines operate a young, modern fleet of Boeing aircraft, the safest and most comfortable jets of its class, with low maintenance, fuel and training costs, and high plane utilization and efficiency ratios. In addition to its safe and reliable services, which stimulate brand

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recognition and customer satisfaction, the Company’s is recognized as the best value proposition in the market. Growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic destinations. Shares are listed on the NYSE (GOL) and Bovespa (GOLL4) stock exchanges.

GOL Transportes Aéreos S.A. offers over 630 daily flights to 59 destinations connecting the most important cities in Brazil, as well as the main destinations in Argentina, Bolivia, Chile, Paraguay, Peru and Uruguay. For more information on GOL flight schedules and fares, please access www.voegol.com.br or call: 0300 115 2121 in Brazil, 0810 266 3131 in Argentina, 800 1001 21 in Bolivia, 1 888 0042 0090 or 1230 020 9104 in Chile, 009 800 55 1 0007 in Paraguay, 0800 52 900 in Peru, 0004 055 127 in Uruguay and 55 11 2125-3200 in other countries.

VRG Linhas Aéreas S.A. offers over 120 daily flights to 14 destinations in Brazil: Belo Horizonte, Brasília, Curitiba, Fernando de Noronha, Florianópolis, Fortaleza, Manaus, Porto Alegre, Recife, Rio de Janeiro (Santos Dumont and Tom Jobim), Salvador and São Paulo (Congonhas and Guarulhos). VRG also offers 14 daily flights to seven international: Buenos Aires, Bogotá and Caracas, in South America, and Frankfurt, London, Paris and Rome, in Europe. For more information on VRG flight schedules and fares, please access www.varig.com.br or call: 4003 7000 in Brazil, 0810 266 6874 in Argentina, 57 1 350 7100 in Colombia, 44 207 660 0341 in England, 33 1 70 48 00 58 in France, 39 06 4877 1352 in Italy, 34 91 754 7014 in Spain and 1 800 468 2744 or 1 800 GO VARIG in the USA and Canada.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Media – Brazil & Latin America	Investor Relations
Ph: (5511) 3169 6967	Ph: (5511) 3169 6800
E-mail: comcorp@golnaweb.com.br	E-mail: ri@golnaweb.com.br
Site: www.voegol.com.br/ir

Media – U.S. & Europe
Edelman; G. Juncadella and M. Smith
Ph: +1 (212) 704-4448 / 704-8196
E-mail:gabriela.juncadella@edelman.com;
meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 07, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.